Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

		Nine months ended September 30,
		2003	2002

Earnings (loss) before income taxes, minority share owners’ interests and cumulative effect of acccounting change		$146.4	$(75.8)
Less:	Equity earnings	(20.2)	(19.8)
Add:	Total fixed charges deducted from earnings	377.5	334.3
	Proportional share of pre-tax earnings of 50% owned associates	7.0	10.6
	Dividends received from less than 50% owned associates	18.4	7.8

	Earnings (deficiency) available for payment of fixed charges	$529.1	$257.1

Fixed charges (including the Company’s proportional share of 50% owned associates):

	Interest expense	$353.4	$308.2
	Portion of operating lease rental deemed to be interest	8.0	9.4
	Amortization of deferred financing costs and debt discount expense	16.1	16.7

	Total fixed charges deducted from earnings and fixed charges	377.5	334.3

Preferred stock dividends (increased to assumed pre-tax amount)		23.1	23.6

Combined fixed charges and preferred stock dividends		$400.6	$357.9

Ratio of earnings to fixed charges		1.4
Deficiency of earnings available to cover fixed charges			$77.2
Ratio of earnings to combined fixed charges and preferred stock dividends		1.3
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends			$100.8